August 9, 2005
Last posted on August 9, 2005


06010388

West Japan Railway Company

Flash Report (Consolidated Basis)

Results for the first quarter ended June 30, 2005

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of August 9, 2005 based on information available to JR-West as of the date August 9, 2005 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

1) Adoption of simplified method: N/A

2) Difference in accounting policies from the fiscal year ended March 31, 2005: N/A

3) Change in scope of consolidation and equity method:

Number of consolidated subsidiaries added: 3

Number of consolidated subsidiaries removed:0

2. Results for the first quarter of fiscal 2006 (from April 1, 2005 to June 30, 2005)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the same quarter of the previous year)		**Operating income** (% change from the same quarter of the previous year)		**Recurring profit** (% change from the same quarter of the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
First quarter of FY2006	293,705	(0.5)	34,012	(8.7)	24,754	(16.7)
First quarter of FY2005	292,269	(2.3)	31,295	(22.2)	21,206	(40.4)
(Reference) Year ended March 31, 2005	1,220,847		133,100		95,933	

	Net income (% change from the same quarter of the previous year)		**Net income per share**	**Net income per share after dilution**
	Millions of yen		Yen	Yen
First quarter of FY2006	13,867	(4.0)	6,936.79	-
First quarter of FY2005	13,340	(40.5)	6,673.10	-
(Reference) Year ended March 31, 2005	58,996		29,462.96	-

(2) Financial Position

	Total assets	**Total shareholders' equity**	**Shareholders' equity ratio**	**Shareholders' equity per share**
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2006 (as of June 30, 2005)	2,300,899	531,205	23.1	265,720.39
First quarter of FY2005 (as of June 30, 2004)	2,331,464	483,697	20.7	241,955.71
(Reference) FY2005 (as of March 31, 2005)	2,364,322	524,357	22.2	262,232.61

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at the end of the first quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2006	-955	-5,668	-1,507	54,117
First quarter of FY2005	-19,577	-28,028	11,940	34,990
(Reference) FY 2005 (as of March 31, 2005)	142,970	-84,918	-66,480	62,241

3. Forecasts for fiscal 2006 (from April 1, 2005 to March 31, 2006)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim 2006	605,500	55,200	29,100	-
Fiscal 2006	1,232,500	103,300	57,600	28,764.54

(Reference)
Forecasts for fiscal 2006 on a non-consolidated basis (from April 1, 2005 to March 31, 2006)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim 2006	425,000	48,000	26,000	-
Fiscal 2006	849,000	82,000	49,000	24,500.00

* JR-West is not making any changes at this time to the forecast for the fiscal year ending March 31, 2006, announced on April 27, 2005.

See cautionary statement regarding Forward-Looking Statements on the front page of this report with.respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

Operating Results and Financial Position

On April 25, 2005, a rapid train of the Company was the cause of a very serious accident when it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line, resulting in a high number of fatalities and injuries among the passengers.

We in all sincerity will exert our company-wide efforts to respond to the bereaved family and the wounded passengers, as well as the residents in the condominium into which the train collided.

As a railway operator whose role it is to assure the safety of passengers, we should not have been the cause of accident. In an effort to prevent the recurrence of any such accident, we formulated a "Safety Enhancement Plan", which we submitted to the Minister of Land, Infrastructure and Transportation on May 31, 2005. Based on this plan, we the officers responsible for management shall, by exercising strength of will and leadership, lead the way in our dedicated endeavors to build a corporate culture which places a top priority on safety and incessantly act on the basis of safety-first. Thus, to restore the confidence of our passengers and many others, we prove ourselves worthy of our shareholders' trust.

Safety Enhancement Plan calls for efforts to reform culture and sense of value, improvement of response to reports on "Accident Origins", revision of current state of education and training, revision of current state of information communication and sharing, measures to prevent the recurrence of accidents, safety measures in transport operations and facilities, formulation of new management philosophy and pervasion thereof among all employees, and investment plan to assure safety. We will work to accomplish the tasks outlined in this plan.

Performance Highlights

Consolidated Results for the First Quarter of Fiscal 2006

Operating revenues: ¥293.7 billion
Operating income: ¥34.0 billion
Recurring profit: ¥24.7 billion
Net income: ¥13.8 billion

Note: As of fiscal period under review, Railway Track & Structures Technology Co., Ltd., West Japan Electric Technologys Co., Ltd. and JR West Financial Management Co., Ltd. were added to the scope of consolidation.

1. Results by Business Segment

1) Transportation Operations

As part of efforts under its Safety Enhancement Plan, JR-West has designated the three-month period from June 2005 to August 2005 as an "Emergency Safety Inspection Period." During this period, "Emergency Safety Meetings" will be held wherein all officers from the headquarters and branch offices will visit workplaces and exchange views directly with employees to promote strict awareness of "safety as a top priority" In addition, JR-West established a Safety Consultative Committee comprised of third-party experts, which convened for the first time in June 2005. In addition to the implementation of the Safety Enhancement Plan, JR-West has continued to move forward with the anti-seismic reinforcement of pillars supporting elevated tracks and other initiatives to protect against earthquakes in light of the derailment of the Joetsu Shinkansen at the time of the Niigata Chuetsu Earthquake in October 2004.

In sales and marketing, JR-West implemented various public relations activities, including initiatives to bolster awareness of the March 2005 timetable revisions and regional tourism materials, while working to promote its products and services through such measures as continuing sales of the mainstay Shinkansen product *Nozomi* early reservation discount tickets as well as introducing Aichi World Expo round-trip tickets and other special products.

Against a backdrop of intensifying competition in overnight highway bus services, JR-West worked to expand ridership through such measures as the introduction of direct service to the World Expo in Aichi, Japan.

Despite these initiatives, operating revenue for Transportation Operations edged down 0.7% from the same period of the previous fiscal year, to ¥205.6 billion, primarily as a result of the suspension of transportation service between Amagasaki and Takarazuka stations from April 25, 2005, to June 18, 2005, due to the accident involving the derailment of a train on the Fukuchiyama Line. Operating income, however, rose 7.5%, to ¥28.5 billion.

2) Sales of Goods and Food Services

JR-West worked to expand its business in and around stations through such initiatives as opening the "Daily-in Ishiyama" and "Daily-in Tokuyama" mini convenience stores as part of "NexStation Plan" efforts to bolster the competitiveness of its stations.

As a result, the Sales of Goods and Food Services segment generated operating revenue of ¥57.0 billion, remaining at around the same level as in the same period of the previous fiscal year, and operating income declined 12.7%, to ¥1.1 billion.

3) Real Estate

JR-West commenced sales of condominiums at J.Gran Koshienguchi and City Tower Gran Tennoji and opened a shopping center below the elevated railway tracks at Fukui station called Prism Fukui, which is based on the concept of making life more convenient.

Thanks to these efforts, operating revenue edged up 0.8%, to ¥17.3 billion, and operating income rose 4.0%, to ¥4.8 billion, as compared with the same period of the previous fiscal year.

4) Other Businesses

In its hotel business, JR-West strove to boost accommodation revenues through such measures as enhancing Internet reservation services. As for the travel agency business, overseas travel packages performed well, encouraged by the introduction of special products commemorating the 100th anniversary of Nippon Travel Agency's establishment.

Revenues for the travel agency business and maintenance and engineering services, which are included in the Other Businesses segment, generally tend to be concentrated in the latter half of the fiscal year due to seasonal fluctuation.

As a result, operating revenues rose 2.0% year on year, to ¥51.6 billion, and an operating loss of ¥0.8 billion was posted, reflecting a 32.7% decline from the operating loss recorded in the same period of the previous fiscal year.

2. Forecasts for Fiscal 2006

Although JR-West expects to incur substantial costs as a result of the accident involving the derailment of a rapid train between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, we have decided not to make any changes at this time to the consolidated results forecasts for the fiscal year ending March 31, 2006—announced on April 27, 2005, as operating revenues of ¥1,232.5 billion, operating income of ¥138.4 billion, recurring profit of ¥103.3 billion, and net income of ¥57.6 billion—as we are currently unable to make rational projections as to the amount of funds that will be required in the future or when these costs will be incurred.

3. Financial Position

(1) Cash flows from operating activities

Income before income taxes amounted to ¥23.0 billion; however, corporate tax, bonuses, and other payments resulted in a cash outflow from operating activities of ¥0.9 billion.

(2) Cash flows from investing activities
Cash flows used in investing activities came to ¥5.6 billion due to measures to ensure safe and stable transportation and capital expenditures for improvements in transportation capacity.

(3) Cash flows from financing activities
Cash flows used in financing activities came to ¥1.5 billion, mainly owing to the reduction in long-term debt and the payment of dividends.

As a result of the aforementioned factors, cash and cash equivalents at the end of the first quarter of fiscal 2006 declined ¥8.1 billion, to ¥54.1 billion, compared with the end of the previous fiscal year.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	First quarter of FY 2006 (as of June 30, 2005)	FY2005 (as of March 31, 2005)	Change	First quarter of FY 2005 (as of June 30, 2004)
ASSETS				
Current assets:				
Cash	54,777	62,901	-8,124	35,650
Accounts receivable	31,824	42,911	-11,087	32,368
Deferred tax assets	11,706	19,079	-7,372	15,511
Other current assets	82,510	89,227	-6,717	71,967
Total current assets	**180,819**	**214,120**	**-33,300**	**155,497**
Fixed assets:				
Property, plant and equipment	**1,967,644**	**2,002,218**	**-34,574**	**2,032,208**
Investments and other assets:	**152,394**	**147,939**	**4,454**	**143,755**
Investment securities	54,028	53,695	333	53,378
Deferred tax assets	76,438	73,014	3,423	67,233
Other investments and assets	21,927	21,229	698	23,143
Total fixed assets	**2,120,038**	**2,150,158**	**-30,119**	**2,175,964**
Deferred assets	**41**	**44**	**-2**	**3**
Total assets	**2,300,899**	**2,364,322**	**-63,422**	**2,331,464**

	Millions of yen			
	First quarter of FY 2006 (as of June 30, 2005)	FY2005 (as of March 31, 2005)	Change	First quarter of FY 2005 (as of June 30, 2004)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	68,630	69,511	-881	54,399
Accounts payable	39,047	92,964	-53,917	50,536
Other current liabilities	321,157	334,787	-13,629	325,027
Total current liabilities	**428,835**	**497,263**	**-68,428**	**429,964**
Long-term liabilities:				
Bonds and long-term debt	1,008,585	1,012,156	-3571	1,079,095
Retirement allowances for employees	203,006	199,779	3,227	207,353
Other long-term liabilities	103,811	105,288	-1,476	107,759
Total long-term liabilities	**1,315,403**	**1,317,224**	**-1,821**	**1,394,209**
Total liabilities	**1,744,238**	**1,814,488**	**-70,250**	**1,824,173**
Minority interest	**25,455**	**25,476**	**-20**	**23,594**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	372,037	365,303	6,733	324,638
Evaluation differences on other securities	4,495	4,381	114	4,386
Treasury stock	-327	-327	-	-327
Total shareholders' equity	**531,205**	**524,357**	**6,847**	**483,697**
Total liabilities, minority interest, and shareholders' equity	**2,300,899**	**2,364,322**	**-63,422**	**2,331,464**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	First quarter of FY 2006 (as of June 30, 2005)	First quarter of FY 2005 (as of June 30, 2004)	Change	(Reference) FY 2005
Operating revenues	**293,705**	**292,269**	**1,435**	**1,220,847**
Operating expenses	**259,692**	**260,973**	**-1,280**	**1,087,747**
Operating income	**34,012**	**31,295**	**2,716**	**133,100**
Nonoperating revenues	**970**	**776**	**194**	**6,284**
Nonoperating expenses	**10,228**	**10,865**	**-637**	**43,451**
Recurring profit	**24,754**	**21,206**	**3,547**	**95,933**
Extraordinary profits	**17,525**	**5,621**	**11,904**	**79,204**
Extraordinary losses	**19,210**	**2,606**	**16,604**	**69,725**
Income before income taxes	**23,069**	**24,221**	**-1,152**	**105,411**
Corporation, inhabitants and enterprise taxes	9,102	10,380	-1,277	43,987
Minority interests in earnings of consolidated subsidiaries	99	500	-401	2,428
Net income	**13,867**	**13,340**	**527**	**58,996**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	First quarter of FY 2006 (as of June 30, 2005)	First quarter of FY 2005 (as of June 30, 2004)	Change	FY 2005
I. Cash flows from operating activities				
Net cash provided by operating activities	**-995**	**-19,577**	**18,582**	**142,970**
II. Cash flows from investing activities				
. Purchases of property, plant and equipment	-30,714	-38,052	7,338	-145,371
. Other	25,045	10,023	15,022	60,452
Net cash used in investing activities	**-5,668**	**-28,028**	**22,360**	**-84,918**
III. Cash flows from financing activities				
Change in long-term borrowings, net	-4,453	-5,051	598	-56,878
Other	2,945	16,992	-14,047	-9,602
Net cash used in financing activities	**-1,507**	**11,940**	**-13,448**	**-66,480**
IV. Change in cash and cash equivalents, net	**-8,171**	**-35,665**	**27,493**	**-8,427**
V. Cash and cash equivalents at beginning ..of the period	**62,241**	**70,655**	**-8,413**	**70,655**
VI. Change in cash and cash equivalents ..accompanying consolidation of additional subsidiaries	**47**	**-**	**47**	**14**
VII. Cash and cash equivalents ..at the end of the period	**54,117**	**34,990**	**19,127**	**62,241**

SEGMENT INFORMATION

1. Information by business segment

First quarter of fiscal 2005 (from April 1, 2004 to June 30, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	207,095	57,018	17,166	50,647	331,927	-39,657	292,269
Operating expenses	180,498	55,699	12,465	51,966	300,629	-39,655	260,973
Operating income	26,597	1,319	4,700	-1,319	31,298	-2	31,295

First quarter of fiscal 2006 (from April 1, 2005 to June 30, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	205,680	57,034	17,300	51,638	331,653	-37,948	293,705
Operating expenses	177,100	55,883	12,410	52,525	297,920	-38,227	259,692
Operating income	28,579	1,151	4,889	-887	33,733	279	34,012

(Reference) Fiscal 2005 (from April 1, 2004 to March 31, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	846,002	232,862	70,891	259,598	1,409,354	-188,507	1,220,847
Operating expenses	746,636	227,625	51,969	249,413	1,275,644	-187,897	1,087,747
Operating income	99,365	5,237	18,922	10,185	133,710	-609	133,100

Figures less than ¥1 million have been omitted

Reference Materials

CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	First quarter of FY 2006	First quarter of FY 2005	Change from the same period of the previous year
Operating revenues	<1.43> 293.7	<1.41> 292.2	1.4
Operating expenses	259.6	260.9	-1.2
Operating income	34.0	31.2	2.7
Nonoperating revenues and expenses, net	-9.2	-10.0	0.8
Recurring profit	24.7	21.2	3.5
Extraordinary profit and loss, net	-1.6	3.0	-4.6
Income before income taxes	23.0	24.2	-1.1
Corporation, inhabitants and enterprise taxes	9.1	10.3	-1.2
Minority interests in consolidated subsidiaries	0	0.5	-0.4
Net income	<1.10> 13.8	<1.17> 13.3	0.5

Note: Figures in parenthesis are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)

	Billions of yen		
	First quarter of FY 2006	First quarter of FY 2005	Change from the same period of the previous year
Transportation			
Operating revenues	205.6	207.0	-1.4
Operating income	28.5	26.5	1.9
Sales of goods and food services			
Operating revenues	57.0	57.0	0
Operating income	1.1	1.3	-0.1
Real estate			
Operating revenues	17.3	17.1	0.1
Operating income	4.8	4.7	0.1
Other			
Operating revenues	51.6	50.6	0.9
Operating income	-0.8	-1.3	0.4

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	First quarter of FY 2006 (as of June 30, 2005)	FY2005 (as of March 31, 2005)	Change
ASSETS			
Current assets:			
...Total current assets	180.8	214.1	-33.3
Fixed assets:			
Property, plant and equipment	1,914.1	1,932.9	-18.8
Construction in progress	53.5	69.2	-15.7
Investments and other assets	152.3	147.9	4.4
Total fixed assets	2120.0	2,150.1	-30.1
Total assets	**2,300.8**	**2,364.3**	**-63.4**

	Billions of yen		
	First quarter of FY 2006 (as of June 30, 2005)	FY2005 (as of March 31, 2005)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	68.6	69.5	-0.8
Accounts payable	360.2	427.7	-67.5
Total current liabilities	**428.8**	**497.2**	**-68.4**
Long-term liabilities:			
Bonds and Long-term debt	1,008.5	1,012.1	-3.5
Retirement allowances for employees	203.0	199.7	3.2
Deposits received	103.8	105.2	-1.4
Total long-term liabilities	**1,315.4**	**1,317.2**	**-1.8**
Total liabilities	**1,744.2**	**1,814.4**	**-70.2**
Minority interests in consolidated subsidiaries	**25.4**	**25.4**	**-0**
Capital stock	100.0	100.0	-
Capital surplus	55.0	55.0	-
Capital reserve	372.0	365.3	6.7
Evaluation differences on other securities	4.4	4.3	0.1
Treasury stock	-0.3	-0.3	-
Total shareholders' equity	**531.2**	**524.3**	**6.8**
Total liabilities and shareholders' equity	**2,300.8**	**2,364.3**	**-63.4**

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)

	Billions of yen		
	First quarter of FY 2006	First quarter of FY 2005	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	23.0	24.2	-1.1
Depreciation and amortization	26.9	27.4	-0.4
Loss on deduction of contributions received for construction	16.9	1.9	14.9
Change in allowance for retirement benefits	3.0	-1.5	4.6
Change in allowance for bonuses	-18.1	-18.6	0.5
Gain on contributions received for construction	-16.9	-2.0	-14.9
Income taxes paid	-23.6	-28.6	5.0
Other	-12.2	-22.2	9.9
Net cash provided by operating Activities (A)	**-0.9**	**-19.5**	**18.5**
II. Cash flows from investing activities			
Purchases of property, plant and equipment	-30.7	-38.0	7.3
Receipts of contributions for the construction of railway facilities	15.9	9.9	6.0
Other	9.1	0.1	8.9
Net cash used in investing activities (B)	**-5.6**	**-28.0**	**22.3**
Free cash flow (C= A+B)	**-6.6**	**-47.6**	**40.9**
III. Cash flows from financing activities			
Change in long-term borrowings, net	-4.4	-5.0	0.5
Increase in long-term debt	-	42.0	-42.0
Repayment of long-term debt	-4.4	-47.0	42.5
Cash dividends	-6.7	-7.6	0.9
Other	8.1	24.8	-16.6
Net cash used in financing activities (D)	**-1.5**	**11.9**	**-13.4**
Total	**-8.1**	**-35.6**	**-27.4**
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (E)	**0**	**-**	**0**
Change in cash and cash equivalents, net (F= C+D+E)	**-8.1**	**-35.6**	**27.5**

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	First quarter of FY 2006	First quarter of FY 2005	Change from the same period of the previous year
Operating revenues:			
Transportation	184.0	185.2	-1.1
Transportation incidentals	5.5	5.6	-0.0
Other operations	4.3	4.5	-0.1
Miscellaneous	11.8	11.9	-0.1
	205.8	**207.3**	**-1.4**
Operating expenses:			
.Personnel costs	69.9	72.0	-2.0
Nonpersonnel costs	62.6	62.5	0.1
Rental payments, etc	6.1	6.2	-0.1
Taxes	13.4	14.3	-0.9
Depreciation	22.3	22.8	-0.4
	174.6	**178.1**	**-3.4**
Operating income:	**31.2**	**29.2**	**2.0**
Nonoperating revenues and expenses, net	**-8.9**	**-9.7**	**0.7**
Nonoperating revenues	0.6	0.5	0.1
Nonoperating expenses	9.6	10.2	-0.6
Recurring profit:	**22.2**	**19.4**	**2.7**
Extraordinary profit and loss, net	**-1.6**	**0.1**	**-1.8**
Extraordinary profit	17.2	2.1	15.0
Extraordinary loss	18.8	1.9	16.8
Income before income taxes	**20.6**	**19.6**	**0.9**
Income taxes	7.9	8.3	-0.3
Net income	**12.6**	**11.3**	**1.2**

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	First quarter of FY 2006 (as of June 30, 2005)	FY2005 (as of March 31, 2005)	Change
ASSETS			
Current assets:			
Total current assets	**106.7**	**127.9**	**-21.1**
Fixed assets:			
Fixed assets for railway operations	1,665.7	1,683.8	-18.0
Construction in progress	52.4	67.8	-15.4
Investments and other assets	223.2	218.4	4.7
Total fixed assets	**1,941.3**	**1,970.1**	**-28.7**
Total assets	**2,048.1**	**2,098.0**	**-49.8**

	First quarter of FY 2006 (as of June 30, 2005)	FY2005 (as of March 31, 2005)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	72.8	65.9	6.9
Accounts payable	353.4	409.5	-56.1
Total current liabilities	**426.2**	**475.4**	**-49.2**
Long-term liabilities:			
Bonds and long-term debt	938.6	948.2	-9.5
Retirement allowances for employees	185.0	181.7	3.3
Other long-term liabilities	18.1	18.2	-1
Total long-term liabilities	**1,141.8**	**1,148.2**	**-6.3**
Total liabilities	**1,568.1**	**1,623.7**	**-55.6**
Capital stock	**100.0**	**100.0**	**-**
Capital surplus	**55.0**	**55.0**	**-**
Retained earnings:			
Earned legal surplus	11.3	11.3	-
Reserved for advanced depreciation on property	8.9	7.6	1.3
Other reserves	240.0	210.0	30.0
Unappropriated income for current year (Net income)	60.8	86.5	-25.6
Total retained earnings	**321.1**	**315.4**	**5.6**
Evaluation differences on other securities	**3.8**	**3.8**	**0**
Total shareholders' equity	**480.0**	**474.3**	**5.7**
Total liabilities and shareholders' equity	**2,048.1**	**2,098.0**	**-49.8**

FILE NO. 82-34777

Nov 8, 2005
Last posted on Nov 8, 2005

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the period ended September 30, 2005

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of November 8, 2005 based on information available to JR-West as of the date November 8, 2005 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Consolidated Financial Statements: November **8,** 2005

Adoption of U.S. GAAP: No

1. Results for the six months ended September 30, 2005

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		**Operating income** (% change from the previous interim period)		**Recurring profit** (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2005	607,986	(1.1)	79,018	(9.9)	60,765	(17.2)
Six months ended September 30, 2004	601,528	(1.6)	71,884	(14.4)	51,831	(24.9)
Year ended March 31, 2005	1,220,847		133,100		95,933	

	Net income (% change from the previous interim period)		**Net income per share**	**Net income per share after dilution**
	Millions of yen		Yen	Yen
Six months ended September 30, 2005	29,728	(-27.1)	14,870.86	—
Six months ended September 30, 2004	40,765	(51.7)	20,391.82	—
Year ended March 31, 2005	58,996		29,462.96	—

Notes: 1. Gain/(loss) on investment in equity method affiliates:

Six months ended September 30, 2005: ¥ 634million

Six months ended September 30, 2004: ¥ 379 million

Year ended March 31, 2005: ¥ 239million

2. Average number of shares outstanding during period:

Six months ended September 30, 2005: 1,999,115 shares

Six months ended September 30, 2004: 1,999,115 shares

Year ended March 31, 2005: 1,999,115 shares

3. Changes in accounting method: No

4. Percentages indicate increase/(decrease) in operating revenues, operating income, recurring profit, and net income relative to the previous interim period.

(2) Financial position

	Total assets	**Total shareholders' equity**	**Shareholders' equity ratio**	**Shareholders' equity per share**
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2005	2,357,678	550,028	23.3	275,136.16
Six months ended September 30, 2004	2,371,428	510,139	21.5	255,182.82
Year ended March 31, 2005	2,364,322	524,357	22.2	262,232.61

Note: Number of shares outstanding at period end (Consolidated basis):

Six months ended September 30, 2005: 1,999,115 shares

Six months ended September 30, 2004: 1,999,115 shares

Year ended March 31, 2005: 1,999,115 shares

(3) Cash flows

	Operating activities	**Investing activities**	**Financing activities**	**Cash at end of the six months**
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2005	71,497	-36,077	-22,233	75,703

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 69

Unconsolidated subsidiaries: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated companies added: 3
The number of consolidated companies removed: 0
The number of equity method affiliates added: 0
The number of equity method affiliates removed: 0

Forecasts for fiscal 2006 (April 1, 2005 to March 31, 2006)

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	1,233,000	95,200	48,500

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥24,268.66

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Please see p.11 of the attached document for more information regarding the aforementioned forecasts.

Basic Management Policies

Management Policy

On April 25, 2005, a rapid train of the Company was the cause of a very serious accident when it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers.

We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the wounded passengers and hope they may recover as soon as possible.

We, in all sincerity, will exert our efforts to respond to the bereaved families and the wounded passengers, as well as the residents in the condominium into which the train collided.

To prevent such an accident from ever happening again, we are devoting our fullest efforts to steadily implementing the Safety Enhancement Plan that we submitted to the Minister of Land, Infrastructure and Transport on May 31, 2005, and are working to regain trust and confidence.

1. Basic Management Policies

The JR-West Group has worked, especially in its core business of railway operations, to build a corporate culture which places a top priority on safety and to incessantly act on the basis of safety first.

The JR-West Group, on the axis of its railway operations, provides services for customers who make use of its railway network and is developing its business activities in the fields of sales of goods and food services, real estate business and other areas with the main aim of making effective use of its assets, including stations and other properties in the vicinity of railway stations. In the continuing development of its activities, the JR-West Group is working to strengthen its operating foundations by exerting its comprehensive potential of the Group, aiming to realize its sustainable growth and corporate value improvement, and using its management resources effectively.

Amid today's difficult operating environment, placing a top priority on safety, JR-West will accurately identify market trends while implementing all possible measures to provide customer service by which they feel always safe and repeatedly select us, in a strategic and timely manner. By doing so, JR-West will strive to increase corporate value.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

JR-West has already announced that we plan to pay annual dividends of ¥6,000 per share during the period until fiscal 2009, by taking into account the shareholders' equity in our capital composition and the state of long-term debt and payables, provided we can secure the sustained and constant growth of operating revenues.

As for dividends for the interim period under review, JR-West has decided to pay an interim dividend of ¥3,000 per share.

3. Medium-Term Management Strategy and Targets

In the Group's medium-term management targets covering the period until fiscal 2009/3, JR-West's agenda is to give shape to its management philosophy, which will lay the path for the Group to exert its collective corporate strength, thereby realizing sustainable growth and prosperity and enhancing corporate value. JR-West has placed emphasis on such challenges as "adherence to customer
[illegible] has been established, with the following numerical targets for fiscal

1. Consolidated return on assets (ROA) (operating income basis): 6.4%
2. Consolidated return on equity (ROE) (net income basis): 10.0%
3. Consolidated operating revenues: ¥1,250 billion
4. Transportation revenues: ¥756.5 billion

However, in order to regain the trust of the customers by placing top priority on safety, the JR-West Group implements its Safety Enhancement Plan, and will revise its medium-term management targets.

4. Management Issues

We, the JR-West Group, will exert our efforts in all sincerity to respond to the bereaved families and the wounded passengers in the derailment accident on the Fukuchiyama Line, as well as the residents in the condominium into which the train collided.

To prevent such an accident from ever happening again, all of us involved in the management of the Company will lead the way in creating a corporate culture that places the highest priority on safety, and, with strong will and leadership, devote our full energies and efforts to steadily implementing our Safety Enhancement Plan.

Moreover, we will take all actions necessary to respond to the statement issued on September 6 by the Aircraft and Railway Accident Investigation Commission of the Ministry of Land, Infrastructure and Transport and the proposals of the Safety Consultative Committee and others. Going forward, we intend to cooperate fully with the Accident Investigation Commission in determining the causes of the accident. In addition, we will clarify the unit within JR-West that will work with the commission. We will also form a new specialized unit for formulating necessary measures if additional issues to be addressed are identified. This unit will also have the roles of furthering the investigation within JR-West and taking initiatives for preventing a recurrence. Along with these activities, we will implement strong safety policies, including measures to upgrade the UrEDAS (the Urgent Earthquake Detective and Alarm System) to a higher performance version and move forward with work to strengthen the supporting pillars of elevated tracks.

In our railway operations, we are planning further improvements in service on the Sanyo Shinkansen, focusing on the *Nozomi* services. On conventional lines, we are steadily introducing new commuter-type rolling stock, mainly on the JR Kyoto and Kobe Lines, to enhance service quality. In addition, in spring 2006, we will implement a timetable revision based on the Safety Enhancement Plan.

In our sales of goods and food services and real estate businesses, we are moving ahead with our NexStation Plan and other initiatives, to boost the competitiveness of our stations and broaden business in and around stations by introducing new stores and expanding and remodeling existing stores. As part of these initiatives we are moving forward with the renovation of Osaka Station and the development of the New North Building. Moreover, in our travel agency business, we are carrying out aggressive marketing activities to commemorate the 100th anniversary of the founding of Nippon Travel Agency Co., Ltd., while working to strengthen the business base for these activities.

Among other initiatives, we are aiming to further expand our credit card related operations through the issuance of a new J-WEST Card, while also endeavoring to upgrade our Internet reservation system to make use of the new card and expand the use of our ICOCA IC card electronic money. Through these and other activities, we are working to offer services that respond effectively to changes in society and customer needs.

In our corporate social responsibility (CSR) initiatives, we of the JR-West Group are working together

5. Corporate Governance Policy and Implementation of Initiatives

In the interest of ensuring efficiency in corporate management and legality in its operations, JR-West is working to augment its corporate governance activities through such measures as accelerating the decision-making process, improving supervision of management, and increasing transparency.

(1) Administrative organization for corporate decision making, executive and supervisory functions, and other mechanisms of corporate governance

To reinforce the supervisory function of the Board of Directors and accelerate the decision-making process, JR-West has reduced the number of directors, introduced the corporate executive officer system, and delegated substantial authority to its executive officers.

In addition to such reforms, since its establishment, JR-West has welcomed individuals from outside the Company who possess outstanding management prowess and considerable insight to serve as directors and auditors. At present, three of JR-West's 10 directors are external directors and three of its four auditors are external auditors. By receiving valuable administrative advice and appropriate supervision from outside perspectives, JR-West ensures the transparency and fairness of operations.

The Board of Directors, as a rule, convenes monthly to review reports on the state of business execution in a timely and appropriate manner as well as deliberate crucial management issues and implement swift decision making. In addition, a managerial meeting composed of representative directors and executive officers in the head office deliberates on fundamental issues regarding business execution.

Based on the supervisory policies and plans formulated by the Board of Auditors, JR-West's auditors attend Board of Directors' meetings and other important conferences, conduct on-site audits of branch offices and operations, and interview individual directors as required, thereby supervising the Board of Directors' execution of its duties as well as providing necessary advice and counsel. Auditors also obtain business reports from subsidiaries and affiliates with which to survey the state of their operations and their financial situations. In addition, through regularly held auditors' meetings, JR-West's auditors review reports on crucial supervisory issues and discuss and decide action measures.

Thus, JR-West has long been putting into practice the basic tenets of the "company with committees" system, and JR-West believes that the ongoing implementation of its current auditor system is the most appropriate approach to augmenting corporate governance.

Regarding internal control mechanisms, in addition to building a framework to apply a systems check with such tools as a collective decision-making system, JR-West is establishing the appropriate committees and organization revisions needed to ensure transparency and efficiency in the execution of its operations. Moreover, the Inquiry & Auditing Department, an internal supervisory body comprising around 20 members, including four auditors, conducts the supervision of all of JR-West's operations to confirm compliance with laws and regulations and the proper running of operations. Most importantly, JR-West recognizes that ensuring safe transportation is its most important task, and, to this end, the Safety Promotion Committee, an internal deliberative organ, determines accident prevention measures and provides the Board of Directors with timely and appropriate reports on its efforts.

However, on April 25, 2005, a rapid train of the Company was the cause of a very serious accident when it derailed between Tsukaguchi and Amagasaki on the Fukuchiyama Line, resulting in high number of fatalities and injuries. To prevent such an accident from ever happening again, we have responsibility to move steadily toward the implementation of the Safety Enhancement Plan. We are, therefore, committed to concentrating all our efforts on revitalizing our railway operations and assuring our customers that they can use our transport services with confidence.

Specific steps include the establishment of a Safety Management Meeting that convenes, in principle, once a week to consider policies for preventing accidents and exchange views on "accident origins"

attention. In addition, JR-West has reorganized and expanded its Safety Promotion Meeting (once a month in principle), which was reorganized and reinforced from the Safety Promotion Committee, and make use of the findings of the Safety Management Meeting and reflects them in accident prevention and follows up on the results.

To prevent accidents, the president of JR-West is taking a leadership role, but as a framework for complementing his efforts, special deputies to the president have been appointed, who report directly to the president and are independent from the Railway Headquarters and other divisions. Each Special Deputies is expected to investigate and gather information on actual conditions and implement initiatives aimed at improvement. In addition, departments that are in charge of promoting safety are working to improve and strengthen planning functions that lead and control the departments within the Railway Headquarters.

Moreover, with the aim of creating a more effective safety policy, a Safety Consultative Committee with six members from outside the Group was formed in June 2005, which functions as an advisory group to the president. Through the proposals based on the policies and other ideas suggested by this Committee, we are working to expand and strengthen the safety policies of the Group.

In November 2002, JR-West established an employee ethics code, an ethics consultation office, and an ethics committee, offering counsel and training in matters related to corporate ethics, to reinforce efforts to ensure legal compliance and otherwise promote corporate ethics throughout the Group. In addition, we reaffirm our sincerest commitment to corporate social responsibility (CSR), and as a social infrastructure provider, we will carry out our railway-provisioning mandate. At the same time, we will work to build excellent relationships with our customers, shareholders, local communities, and other stakeholders through sound business practices and proper information disclosure. On a practical level, we put all of our efforts into creating and implementing a system to promote CSR under the leadership of the president.

In financial auditing, JR-West has commissioned Shin Nihon & Co. as its independent auditor to provide proper auditing based on auditing principles that are generally accepted as fair and adequate. Moreover, auditors, the Inquiry & Auditing Department, and the independent auditor work closely with each other, exchanging information related to audit plans, methods, and results as necessary, to ensure that audits are carried out in an efficient and effective manner.

(2) Overview of personal, capital, and transactional relations and other interests between JR-West and its external directors and auditors

External director Yoshio Tateishi, as the Representative Director and Chairman of Omron Corporation, and external director Akio Nomura, as the Representative Director and Chairman of Osaka Gas Co., Ltd., have transactional relations with JR-West. In addition, Ikuo Uno, an external auditor of the Company, is the Chairman and Representative Director of Nippon Life Insurance Company, which has a relationship with the Company.

(3) Implementation of measures to augment corporate governance over the past half year

During the first half of fiscal 2005/3, the Board of Directors convened six times, received reports on the execution of operations in a timely and appropriate manner, deliberated on crucial managerial issues, and conducted prompt decision making.

Through attendance in meetings of the Board of Directors and other important conferences, JR-West's auditors carried out supervision of the directors' execution of their duties and provided necessary advice and counsel. The Board of Auditors convened seven times, reviewed reports on crucial supervisory matters, and discussed and made decisions on the formulation of auditing plans and other necessary issues.

(2) Performance Highlights

1. Business Performance

(1) Overview of the Interim Period

In its core business of railway operations, JR-West Group has steadily implemented the Safety Enhancement Plan, and in other non-railway group businesses, it has worked to steadily develop various measures for enhancing the characteristics of each its businesses and make effective use of its assets.

As a result, the JR-West Group reported operating revenues of ¥607.9 billion, up 1.1% year on year; operating income of ¥79.0 billion, up 9.9%; recurring profit of ¥60.7 billion, up 17.2%; and income after income taxes of ¥29.7 billion, up 27.1%.

(2) Results by Business Segment

Transportation Operations

During the interim period, JR-West proceeded with the steady implementation of its Safety Enhancement Plan, based on the understanding that safety must have maximum priority in railway operations.

Specific activities included visits by JR-West directors and others to the scene of the accident and the convening of emergency safety meetings. In addition, reporting rules aimed at eliminating human error, including "Accident Origins," were reviewed and improved, and steps were taken to make training programs more effective, including upgrading training for supervisory-level personnel as well as training in accident prevention for train crews. Also, as part of activities to make various improvements to prevent accidents, JR-West newly formed a Safety Consultative Committee comprised of third-party experts and established the posts of special deputies to the president, while also strengthening the functions of the Safety Promotion Department.

Improvements in equipment aimed at securing safety in operations, including the installation of ATS and improvements in facilities at train crossings.

Turning next to transportation activities, JR-West implemented a revision of timetables effective from March 2005 and increased the number of Sanyo Shinkansen *Nozomi* trains originating in the Sankyo region and providing service to Tokyo. This and other timetable revisions reflected the growing number of passengers traveling on this route and were aimed at improving transportation services by expanding the number of extra trains available.

In addition, on conventional lines, JR-West revised running times between stations and the length of time for stopping at stations between Amagasaki and Takarazuka on the Fukuchiyama Line, which was out of service temporarily after the accident.

In sales and marketing, activities included promotion of key products, including *Nozomi* early reservation discount tickets and packages offering transportation and access to EXPO 2005 AICHI JAPAN, which opened in March. In addition, promotional activities also included providing basic information on trains and tourism opportunities following the revision of timetables in March 2005.

Enhancements in services for customers included the installation of additional Green Ticket Vending Machines and creation of more barrier-free environments, including expanding the number of elevators and escalators in railway stations and related facilities. Moreover, new services were introduced to improve the passenger-friendliness of the JR-West system, including the new Lost and

Reflecting the importance of preserving the natural environment, JR-West has expanded its environmental management system through the Group companies, based on the ISO 14001 international standards. JR-West is also endeavoring to reduce the impact of its activities on the natural environment by reducing the energy consumption of its transportation vehicles and stepping up the recycling of materials.

In its bus services, the JR-West Group worked to enhance the convenience of its services for customers. As competition for highway bus services has grown more intense, JR-West has introduced overnight service between Kyoto and Hiroshima, and increased the number of stops.

As a result, operating revenues for Transportation Operations increased 0.3% over the same period of the previous year, to ¥425.2 billion, and operating income expanded 10.2%, to ¥64.5 billion.

Sales of Goods and Food Services

JR-West moved forward with the implementation of its "NexStation Plan" efforts to improve the competitiveness of its stations. These activities included the opening of a Daily-in convenience store at Ishiyama Station and other initiatives to expand retail outlets on the premises of its stations as well as the opening of the *Umesan Koji* commercial shopping area in the space under elevated tracks in Osaka Station following the completion of station renovations.

As a consequence, operating revenues of the Sales of Goods and Food Services segment rose 2.4% over the same period of the previous year, to ¥117.5 billion, and operating income amounted to ¥2.9 billion, representing a decrease of 0.6%.

Real Estate

Along with elevation of tracks at Fukui Station, JR-West has opened Prism Fukui, a shopping center below the tracks. Other real estate related activities include the development of condominium apartments on land formerly occupied by housing for Company employees and further real estate development in the vicinity of station buildings. In addition, as a part of the renovation of Osaka Station and the development of the New North Building, the design for the North Building has been decided and steady progress is being made according to plan.

As a result, operating revenues for the Real Estate segment increased 2.2%, to ¥35.3 billion, and operating income rose 6.8%, to ¥9.8 billion.

Other Businesses

In JR-West's travel agency operations, subsidiary Nippon Travel Agency actively launched new products and services to mark the 100th anniversary of its establishment. These included the creation and introduction of Red Balloon Centennial, a high-value-added travel product, and other tour packages using chartered transportation. In addition, in hotel operations JR-West renovated guest rooms, restaurants, and banquet halls, while banquet and culinary departments planned various events to promote sales.

As a result, operating revenues increased 2.7% from the same period of the previous year, to ¥113.9 billion, and operating income climbed 54.9%, to ¥1.3 billion.

(3) Outlook

The JR-West Group believes that the operating environment is challenging. Thus, JR-West is enhancing its corporate value by drawing on the full range of management resources of the JR-West Group.

At present, JR-West is forecasting the following financial results for the fiscal year ending March 31, 2006:

Operating revenues	¥1233.0 billion
Operating income	¥129.3 billion
Recurring profit	¥95.2 billion
Net income	¥48.5 billion

2. Financial Position

(1) Cash Flows from Operating Activities

As a result of a decline in retirement allowance paid, enterprise taxes and other factors, cash generated by operating activities rose ¥33.7 billion and amounted to ¥71.4 billion.

(2) Cash Flows from Investing Activities

Cash flows used in investing activities amounted to ¥36.0 billion, ¥27.0 billion higher than for the same period of the previous year, owing to a decline in proceeds from the sale of stocks and other factors.

(3) Cash Flows from Financing Activities

Cash flows used in financial activities amounted to ¥22.2 billion, ¥600 million lower than for the same period of the previous year, due to a reduction of ¥21.8 billion in long-term debt, payment of dividends, and other factors.

As a result of these factors, cash and cash equivalents at the end of the interim period of fiscal 2006 rose ¥13.4 billion and amounted to ¥75.7 billion.

3. Cash Flow Indicators

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006 Interim period
Equity ratio (%)	17.0	18.1	19.9	22.2	23.3
Market-based rate of equity ratio (%)	41.3	30.8	34.6	36.9	36.4
Number of years of extinguishment of debt	10.5	9.7	8.8	8.0	-
Interest coverage ratio (times)	2.2	2.5	2.8	3.1	3.9

Notes:

Equity ratio: Shareholders' equity/total assets

Market-based rate of Equity ratio: Total market capitalization/total assets

Number of years of extinguishment of debt: Interest-bearing debt/(Operating income + Interest and dividend income)

Interest coverage ratio: (Operating income + Interest and dividend income)/Interest expense

Supplementary Information to Cash Flow Indicators

1. All of the figures in the table of cash flow indicators were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the fiscal year-end by the amount of outstanding stock at the fiscal year-end (excluding treasury stock).
3. Interest-bearing debt refers to long-term interest-bearing debt.
4. The number of years of extinguishment of debt was not calculated for the interim period.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2005	March 31, 2005	Change from the previous year	September 30, 2004
ASSETS				
Current assets:				
Cash	87,863	62,901	24,961	77,218
Trade notes receivable	10,763	14,584	-3,820	9,380
Railway fares receivable	15,211	13,853	1,357	20,083
Accounts receivable	34,376	42,959	-8,583	31,974
Marketable securities	2	2	-	2
Inventory	27,019	15,696	11,322	22,986
Deferred tax assets	20,751	19,079	1,672	20,908
Other current assets	35,630	45,350	-9,720	31,202
Less allowance for doubtful accounts	-333	-308	-24	-312
Total current assets	**231,284**	**214,120**	**17,164**	**213,443**
Fixed assets:				
Property, plant and equipment:	**1,945,152**	**1,982,660**	**-37,508**	**1,995,596**
Buildings	958,869	978,474	-19,604	979,412
Machinery, equipment and transport equipment	238,634	248,451	-9,816	250,029
Land	661,605	662,910	-1,304	674,212
Construction in progress	63,579	69,296	-5,716	70,745
Other property, plant and equipment	22,463	23,529	-1,065	21,196
Intangible fixed assets	**20,368**	**19,557**	**810**	**19,934**
Consolidation goodwill	-	170	-170	214
Other	20,368	19,387	980	19,720
Investments and other assets:	**160,833**	**147,939**	12,893	**142,451**
Investment securities	58,829	53,695	5,133	51,044
Deferred tax assets	81,171	73,014	8,156	69,554
Other investments and assets	21,771	22,678	-906	23,344
Less allowance for doubtful accounts	-939	-1,449	510	-1,491
Total fixed assets	**2,126,354**	**2,150,158**	**-23,803**	**2,157,983**
Deferred assets	**39**	**44**	**-4**	**2**
Total assets	**2,357,678**	**2,364,322**	**-6,643**	**2,371,428**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2005	March 31, 2005	Change from the previous year	September 30, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade notes payable	31,737	38,283	-6,546	28,584
Short-term loans	20,336	13,420	6,916	15,130
Current portion of long-term debt	70,226	30,888	39,337	18,843
Current portion of long-term payables for acquisition of railway properties	38,555	38,623	-67	37,745
Accounts payable	52,258	92,964	-40,706	47,571
Accrued consumption tax	5,664	4,068	1,596	5,272
Accrued income tax	32,912	23,879	9,032	31,390
Railway deposits received	2,485	2,011	473	6,048
Deposits received	66,617	72,142	-5,525	62,156
Prepaid railway fares received	34,386	30,434	3,952	34,497
Advances received	96,688	85,077	11,610	108,706
Allowance for bonuses	35,403	35,850	-446	36,461
Reserve for compensation of completion of construction	38	38	-0	38
Other current liabilities	29,134	29,580	-445	30,697
Total current liabilities	**516,445**	**497,263**	**19,181**	**463,143**
Long-term liabilities:				
Bonds	220,000	220,000	-	220,000
Long-term debt	242,513	292,362	-49,849	315,061
Long-term payables for acquisition of railway properties	488,512	499,794	-11,281	526,946
Deferred tax liabilities	36	76	-39	103
Retirement allowances for employees	203,726	199,779	3,946	204,122
Reserve for environmental safety measures	7,543	-	7,543	-
Adjustments due to consolidation	272	-	272	-
Other long-term liabilities	102,506	105,211	-2,705	107,611
Total long-term liabilities	**1,265,110**	**1,317,224**	**-52,113**	**1,373,845**
Total liabilities	**1,781,556**	**1,814,488**	**32,931**	**1,836,988**
Minority interest	**26,093**	**25,476**	**617**	**24,300**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	388,113	365,303	22,809	352,063
Evaluation differences on other securities	7,242	4,381	2,861	3,403
Treasury stock	-327	-327	-	-327
Total shareholders' equity	**550,028**	**524,357**	**25,670**	**510,139**
Total liabilities, minority interest, and shareholders' equity	**2,357,678**	**2,364,322**	**-6,643**	**2,371,428**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2005	Six months ended September 30, 2004	Change from the previous interim period	Year ended March 31, 2005
Operating revenues	**607,986**	**601,528**	**6,458**	**1,220,847**
Operating expenses:				
Transportation and other services and cost of sales	428,115	428,762	-646	880,106
Selling, general and administrative expenses	100,852	100,881	-28	207,640
	528,967	**529,643**	**-675**	**1,087,747**
Operating income	**79,018**	**71,884**	**7,133**	**133,100**
Nonoperating revenues:				
Interest and Dividend	328	223	104	330
Equity in earnings of affiliates	634	379	255	239
Other	1,253	1,320	-66	5,714
	2,217	**1,923**	**294**	**6,284**
Nonoperating expenses:				
Interest	20,194	21,613	-1,419	42,653
Other	276	362	-86	798
	20,470	**21,976**	**-1,505**	**43,451**
Recurring profit	**60,765**	**51,831**	**8,933**	**95,933**
Extraordinary profits:				
Proceeds from construction contract	**20,274**	**5,222**	**15,052**	38,919
Compensation for expropriation	349	0	348	6,525
Gain on sales of investments in securities	74	25,049	-24,975	25,050
Other	2,013	2,715	-701	8,709
	22,712	**32,987**	**-10,275**	**79,204**
Extraordinary losses:				
Loss on reduction entry of proceeds from construction	20,218	5,126	15,092	38,526
Loss on reduction entry of compensation for expropriation	349	0	348	6,510
Losses on revaluation of fixed assets	-	3,927	-3,927	4,429
Reversal of reserve for environmental safety measures	7,543	-	7,543	-
Other	5,176	3,313	1,862	20,259
	33,288	**12,369**	**20,918**	**69,725**
Income before income taxes adjustment	**50,189**	**72,450**	**-22,260**	**105,411**
Corporation, inhabitants and enterprise taxes	31,330	29,619	1,711	45,412
Income taxes—deferred	-11,607	859	-12,466	-1,424
Minority interests in earnings of consolidated subsidiaries	737	1,205	-468	2,428
Net income	**29,728**	**40,765**	**-11,037**	**58,996**

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2005	Year ended March 31, 2005	Change from the previous year	Six months ended September 30, 2004
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**	**55,000**
Capital surplus at end of the period	**55,000**	**55,000**	**-**	**55,000**
Retained earnings at beginning of the period	**365,303**	**319,491**	**45,811**	**319,491**
Increase in retained earnings	**29,943**	**59,005**	**-29,062**	**40,765**
Net income	29,728	58,996	-29,267	40,765
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	215	9	205	-
Appropriation of retained earnings	**7,134**	**13,193**	**-6,059**	**8,193**
Cash dividends	7,000	**13,000**	-6,000	8,000
Directors' bonuses	92	193	-100	193
(Including corporate auditors' bonuses)	(6)	(24)	(-18)	(24)
Decrease due to exclusion of subsidiaries from consolidation	41	-	41	-
Retained earnings at end of the period	**388,113**	**365,303**	**22,809**	**352,063**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2005	Six months ended September 30, 2004	Change from the previous interim period	Year ended March 31, 2005
I. Cash flows from operating activities				
Income before income taxes adjustments	50,189	72,450	-22,260	105,411
Depreciation and amortization	54,379	55,446	-1,067	113,682
Losses on revaluation of fixed assets	-	3,927	-3,927	4,429
Loss on reduction entry of fixed assets	20,218	5,126	15,092	38,526
Loss from disposal of fixed assets	1,751	2,867	-1,116	19,342
Amortization of consolidation adjustment	2	134	-131	181
Change in allowance for doubtful accounts	-505	-2	-502	-48
Change in allowance for retirement benefits	3,760	-4,811	8,572	-9,154
Change in allowance for bonuses	-578	-583	4	-1,194
Change in other reserves	7,532	-1	7,533	9
Investment income from accounted for by the equity method	-634	-379	-255	-239
Interest and dividends receivable	-328	-223	-104	-330
Interest expenses	20,194	21,613	-1,419	42,653
Loss on sales of investment securities	-74	-25,035	24,960	-25,035
Proceeds from construction contract	-20,274	-5,222	-15,052	-38,919
Change in accounts receivable	14,515	1,449	13,065	-9,709
Change in inventories	-11,238	-6,744	-4,493	544
Change in accounts payable	-22,549	-24,386	1,836	4,065
Change in accrued consumption tax	1,570	-3,405	4,976	-4,611
Other	-3,144	-4,207	1,062	-518
Sub-total	114,786	88,012	26,773	239,084
Interest and dividends received	323	218	105	323
Interest paid	-20,180	-21,598	1,418	-43,044
Income taxes paid	-23,432	-28,846	5,413	-53,392
Net cash provided by operating activities	**71,497**	**37,785**	**33,711**	**142,970**
II. Cash flows from investing activities				
Cash placed in time deposits (maturities of more than 3 months)	-11,820	-320	-11,500	-660
Cash withdrawn from time deposits (maturities of more than 3 months)	320	321	-1	661
Purchases of property, plant and equipment	-57,598	-58,951	1,352	-145,371
Proceeds from sales of property, plant and equipment	1,605	2,269	-663	7,039
Receipts of contributions for the construction of railway facilities	23,275	21,417	1,858	40,284
Purchases of investment securities	-185	-319	134	-1,556
Proceeds from sales of investment securities	125	26,431	-26,306	26,436
Payment for acquisition of shares of subsidiaries accompanying changes in the scope of consolidation	-327	-	-327	-
Decrease in loans	-174	-247	73	-10,129
Collections of loans and advances	10,267	592	9,674	672
Other	-1,564	-239	-1,325	-2,295
Net cash used in investing activities	**-36,077**	**-9,045**	**-27,031**	**-84,918**
III. Cash flows from financing activities				
Change in short-term borrowings, net	1,760	904	856	1,437
Increase in long-term debt	-	32,000	-32,000	32,000
Repayment of long-term debt	-10,511	-50,719	40,208	-61,373
Proceeds from issuance of bonds	-	10,000	-10,000	10,000
Repayment of Long-term payables of acquisition of railway properties	-11,349	-11,229	-119	-37,504
Cash dividends	-6,976	-7,966	990	-12,972
Payment of cash dividends to minority interests	-112	-112	-	-112
Other	4,955	4,288	667	2,045
Net cash used in financing activities	**-22,233**	**-22,837**	**603**	**-66,480**
IV. Change in cash and cash equivalents, net	**13,186**	**5,902**	**7,283**	**-8,427**
V. Cash and cash equivalents at beginning of the period	**62,241**	**70,655**	**-8,413**	**70,655**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**275**	**-**	**275**	**14**
VII.Cash and cash equivalents at end of the period	**75,703**	**76,558**	**-854**	**62,241**

SEGMENT INFORMATION

1. Information by business segment

Six months ended September 30, 2004

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	415,780	96,987	28,597	60,162	601,528	-	601,528
Intergroup operating revenues and transfers	8,296	17,763	5,961	50,782	82,804	(82,804)	-
Total sales	424,076	114,751	34,558	110,945	684,332	(82,804)	601,528
Operating expenses	365,523	111,794	25,295	110,095	612,708	(83,065)	529,643
Operating income	58,553	2,956	9,263	850	71,624	260	71,884

Six months ended September 30, 2005

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	417,251	100,107	29,205	61,421	607,986	-	607,986
Intergroup operating revenues and transfers	8,020	17,423	6,104	52,535	84,083	(84,083)	-
Total sales	425,271	117,531	35,310	113,956	692,070	(84,083)	607,986
Operating expenses	360,752	114,591	25,414	112,638	613,397	(84,429)	528,967
Operating income	64,519	2,939	9,895	1,317	78,672	346	79,018

Fiscal 2005 (April 1, 2004 to March 31, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	829,450	196,684	58,878	135,834	1,220,847	-	1,220,847
Intergroup operating revenues and transfers	16,552	36,178	12,013	123,764	188,507	(188,507)	-
Total sales	846,002	232,862	70,891	259,598	1,409,354	(188,507)	1,220,847
Operating expenses	746,636	227,625	51,969	249,413	1,275,644	(187,897)	1,087,747
Operating income	99,365	5,237	18,922	10,185	133,710	(609)	133,100

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

2. Information by location

As there were no overseas subsidiaries in the interim period of fiscal 2005 or 2006, this item was not included.

3. Overseas sales

As there were no overseas sales in the interim period of fiscal 2005 or 2006, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Non-Consolidated Financial Statements: November 8, 2005

Interim dividends: Yes

Date of payment of interim dividends: December 9, 2005

Unit stock system: No

1. Results for six months ended September 30, 2005

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		Operating income (% change from the previous interim period)		Recurring profit (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2005	425,227	(0.2)	69,846	(9.5)	51,665	(16.5)
Six months ended September 30, 2004	424,230	(1.6)	63,790	(13.0)	44,339	(25.0)
Year ended March 31, 2005	846,477		110,057		74,379	

	Net income (% change from the previous interim period)		Net income per share
	Millions of yen		Yen
Six months ended September 30, 2005	25,129	(-30.2)	12,564.81
Six months ended September 30, 2004	36,018	(47.1)	18,009.02
Year ended March 31, 2005	48,005		24,002.61

Notes: 1. Average number of shares outstanding during period:

Six months ended September 30, 2005: 2,000,000 shares

Six months ended September 30, 2004: 2,000,000 shares

Year ended March 31, 2005: 2,000,000 shares

2. Changes in accounting method: No

3. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Interim dividends per share	Dividends per share for the fiscal years
	Yen	Yen
Six months ended September 30, 2005	3,000.00	-
Six months ended September 30, 2004	2,500.00	-
Year ended March 31, 2005	-	6,000.00

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2005	2,104,835	495,194	23.5	247,597.20
Six months ended September 30, 2004	2,110,512	466,309	22.1	233,154.96
Year ended March 31, 2005	2,098,076	474,315	22.6	237,157.57

Note: Number of shares outstanding at period end:

Six months ended September 30, 2005: 2,000,000 shares

Six months ended September 30, 2004: 2,000,000 shares

Year ended March 31, 2005: 2,000,000 shares

There was no outstanding treasury stock at September 30, 2005 and 2004, and March 31, 2005

2. Forecasts for fiscal 2005 (April 1, 2005 to March 31, 2005)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year	
				Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Fiscal year	849,000	72,500	39,000	3,000.00	6,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥ 19,500.00

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Please see p.11 of the attached document for more information regarding the aforementioned forecasts.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2005	March 31, 2005	Change from the previous year	September 30, 2004
ASSETS				
Current assets:				
Cash	77,598	36,771	40,826	58,903
Railway fares receivable	16,863	15,905	957	22,217
Accounts receivable	6,746	16,090	-9,344	7,610
Accrued income	2,287	3,895	-1,608	2,199
Short-term loans	13,303	20,354	-7,050	6,955
Real estate for sale	-	16	-16	31
Materials and supplies	8,239	4,604	3,634	6,557
Prepaid expenses	3,523	1,820	1,702	3,761
Deferred tax assets	15,725	15,073	651	15,646
Other current assets	12,012	13,620	-1,607	7,963
Less allowance for doubtful accounts	-188	-183	-5	-187
Total current assets	**156,111**	**127,971**	**28,140**	**131,659**
Fixed assets:				
Railway	1,525,470	1,550,306	-24,835	1,562,463
Ferry	162	172	-10	178
Other operations	54,485	55,944	-1,458	57,340
Related business	74,950	77,420	-2,469	77,587
Construction in progress	62,171	67,825	-5,653	69,501
Investments and advances:	**231,481**	**218,436**	**13,045**	**211,780**
Investment securities	19,815	15,155	4,660	12,803
Stocks of subsidiaries	122,590	122,470	120	122,026
Long-term loans	13,495	14,265	-770	13,657
Long-term prepaid expense	4,255	3,466	789	2,451
Deferred tax assets	69,658	61,608	8,050	59,122
Other investments and advances	1,973	2,267	-293	2,501
Less allowance for doubtful accounts	-306	-796	490	-782
Total fixed assets	**1,948,723**	**1,970,104**	**-21,381**	**1,978,853**
Total assets	**2,104,835**	**2,098,076**	**6,758**	**2,110,512**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2005	March 31, 2005	Change from the previous year	September 30, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	123,235	108,978	14,257	103,641
Current portion of long-term debt	21,476	21,476	-	8,976
Current portion of long-term payables for the acquisition of railway properties	38,555	38,623	-67	37,745
Current portion of long-term payables	24,643	5,842	18,801	1,208
Accounts payable	57,043	105,366	-48,323	49,446
Accrued expenses	18,441	19,004	-563	18,883
Accrued consumption tax	4,301	2,430	1,871	3,829
Accrued income tax	27,722	16,597	11,125	25,244
Railway deposits received	3,055	2,653	402	6,825
Deposits	10,079	11,590	-1,511	11,216
Prepaid railway fares received	34,308	30,381	3,926	34,427
Deposits received	93,553	83,380	10,172	106,150
Advance payments received	1,216	152	1,063	1,407
Allowance for bonuses	28,069	28,950	-880	29,456
Other current liabilities	99	67	31	1,999
Total current liabilities	**485,800**	**475,495**	**10,305**	**440,457**
Long-term liabilities:				
Bonds	220,000	220,000	-	220,000
Long-term debt	202,157	206,645	-4,488	225,733
Long-term payables for acquisition of railway properties	488,512	499,794	-11,281	526,946
Long-term payables	2,408	21,833	-19,425	27,051
Retirement allowances for employees	185,171	181,718	3,452	186,708
	7,543		7,543	-
Other long-term liabilities	18,047	18,275	-227	17,305
Total long-term liabilities	**1,123,840**	**1,148,266**	**-24,426**	**1,203,744**
Total liabilities	**1,609,640**	**1,623,761**	**-14,120**	**1,644,202**
Shareholders' equity:				
Capital stock	**100,000**	**100,000**	**-**	**100,000**
Capital surplus	**55,000**	**55,000**	**-**	**55,000**
Capital reserve	55,000	55,000	-	55,000
Retained earnings:	**333,622**	**315,492**	**18,129**	**308,505**
Earned legal surplus	11,327	11,327	-	11,327
Voluntary reserves	248,982	217,647	31,335	217,647
Reserved for advanced depreciation on property	8,982	7,647	1,335	7,647
Other reserves	240,000	210,000	30,000	210,000
Unappropriated retained earnings	73,312	86,518	-13,205	79,530
Evaluation differences on other securities	**6,572**	**3,822**	**2,749**	**2,804**
Total shareholders' equity	**495,194**	**474,315**	**20,879**	**466,309**
Total liabilities and shareholders' equity	**2,104,835**	**2,098,076**	**6,758**	**2,110,512**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2005	Six months ended September 30, 2004	Change from the previous interim period	Year ended March 31, 2005
Operating revenues:	**425,227**	**424,230**	**996**	**846,477**
Transportation	379,789	376,966	2,822	750,949
Transportation incidentals	11,234	11,373	-138	22,864
Other operations	8,807	9,032	-224	17,781
Miscellaneous	25,395	26,859	-1,463	54,882
Operating expenses:	**355,380**	**7,457**	**-123**	**736,420**
Personnel costs	139,551	143,368	-3,817	286,863
Non personnel costs	138,468	137,451	1,016	300,572
Energy costs	17,203	18,424	-1,221	36,943
Maintenance costs	56,690	54,649	2,040	127,198
Miscellaneous costs	64,574	64,377	197	136,430
Rental payments	12,472	12,359	112	24,624
Taxes	19,915	21,041	-1,126	29,760
Depreciation	44,972	46,219	-1,246	94,599
Operating income	**69,846**	**63,790**	**6,056**	**110,057**
Non operating revenues	1,160	1,206	-45	5,049
Non operating expenses	19,342	20,657	-1,315	40,727
Recurring profit	**658**	**613**	**44**	**74,379**
Extraordinary profit	21,438	27,944	-6,505	73,628
Extraordinary loss	32,133	10,576	21,557	65,877
Income before income taxes	**40,969**	**61,706**	**-20,737**	**82,130**
Income taxes-current	26,429	23,830	2,598	34,877
Income taxes-deferred	-10,589	1,858	-12,447	-752
Net income	**25,129**	**36,018**	**-10,888**	**48,005**
Retained earnings carried forward from the previous period	48,182	43,512	4,670	43,512
Interim dividends	-	-	-	5,000
Unappropriated retained earnings	**73,312**	**79,530**	**-6,218**	86,518

Supplemental Financial Data

1. Forecasts for fiscal 2006 (Consolidated Basis)

	Forecast for fiscal 2006	Fiscal 2005	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,233.0	1,220.8	12.1
Operating income	129.3	133.1	-3.8
Recurring profit	95.2	95.9	-0.7
Net income	48.5	58.9	-10.4

2. Earnings forecasts for fiscal 2006 by segment (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	848.5	234.3	75.2	275.7
Operating income	94.9	5.4	19.8	10.2

3. Forecasts for fiscal 2006 (Non-Consolidated Basis)

	Forecast for fiscal 2006	Fiscal 2005	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	849.0 (754.5)	846.4 (750.9)	2.5 3.5
Operating income	106.0	110.0	-4.0
Recurring profit	72.5	74.3	-1.8
Net income	39.0	48.0	-9.0

4. Other detailed data

(Number of persons, Billions of yen, %)

	Fiscal 2006 interim period		Fiscal 2005 interim period		Forecast for fiscal 2006	
	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis
Employees at end of period	43,765	26,381	43,977	27,200	-	-
(Includes staff seconded to other companies)	-	(30,409)	-	(31,933)	-	-
Retirement payment costs	29.5	27.1	30.7	28.1	-	54.4
Number of employees entitled to retirement payment	1,586	891	1,761	1,140	-	195.3
Maintenance costs	-	56.6	-	54.6	-	140.5
Depreciation	54.3	44.9	55.4	46.2	114.3	94.5
Financial expenses, net	-19.8	-18.7	-21.3	-20.0	-39.7	-37.4
Interest and dividend income	0.3	0.4	0.2	0.4	0.2	0.5
Interest expenses	-20.1	-19.2	-21.6	-20.5	-40.0	-38.0
Capital expenditures	40.8	32.7	41.6	34.7	135.8	110.0
Own funds	33.2	25.1	33.4	26.5	135.8	110.0
Long-term debt and payables	1,059.8	997.7	1,118.5	1,047.6	1,040.0	980.0

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Medium-Term Management

			September 30, 2005	Forecast for fiscal 2006	Fiscal 2005
Operating income ROA	(consolidated)	%	3.3	5.4	5.6
Operating income	(consolidated)	Billions of yen	79.0	129.3	133.1
Net income	(consolidated)	Billions of yen	29.7	48.5	58.9
Long-term debt	(consolidated)	Billions of yen	1,059.8	1,040.0	1,081.6
Long-term debt	(non-consolidated)	Billions of yen	997.7	980.0	1,014.2
Head count at the start of the fiscal year	(non-consolidated)	People	31,213		32,854

(Translation)

FILE NO. 82-34777

December 27, 2005

Dear Sirs:

Name of the company:	West Japan Railway Company
Representative:	Tsuyoshi Kakiuchi President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange
Further inquiries:	Tatsuo Kijima General Manager of Corporate Communication Department (Tel.: 06-6375-8889)

Notice of Changes of Representative Directors

Notice is hereby given that West Japan Railway Company will change its Representative Directors, effective from 1st February, 2006, as described below:

[Directors]

President, Representative Director and Executive Officer	(currently, Vice President, Representative Director and Executive Officer)	Masao Yamazaki
Director and Executive Officer	(currently, President, Representative Director and Executive Officer)	Takeshi Kakiuchi

[Retiring Director]

Advisor	(currently, Chairman of the Board of Directors and Representative Director)	Shojiro Nan-ya

[Advisor]

Advisor	(currently, Advisor of Sumitomo Electric Industries, Ltd.)	Noritaka Kurauchi

* These changes are conditional on a resolution of the Board of Directors scheduled for 31th January, 2006.

** Provided that an approval of the 19th Ordinary General Meeting of Shareholders planed to be held in June 2006 and a resolution at a meeting of the Board of Directors to be held after the close of the Ordinary General Meeting of Shareholders are adopted for the election of Mr. Noritaka Kurauchi as Chairman of the Board of Directors, he will assume the office as of the date of the meeting of the Board of Directors.

END